SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                Amendment No. 2
                                       to
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                        BRAUVIN INCOME PROPERTIES, L.P. 6
                            (Name of Subject Company)

     ACCELERATED HIGH YIELD PENSION INVESTORS, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.;
  MACKENZIE PATTERSON VALUE FUND 5,LLC; MACKENZIE PATTERSON SPECIAL FUND, L.P.
                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                              Copy to:
 C.E. Patterson                               Paul J. Derenthal, Esq.
 MacKenzie Patterson, Inc.                    Derenthal & Dannhauser
 1640 School Street                           One Post Street, Suite 575
 Moraga, California  94556                    San Francisco, California  94104
 (925) 631-9100                               (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

CUSIP NO.   None                                     14D-1


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             ACCELERATED HIGH YIELD PENSION INVESTORS, L.P.

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.           Citizenship or Place of Organization

                     California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person     5


8.           Check if the Aggregate in Row (7) Excludes Certain Shares (See
             Instructions)

                                                                             --

9.           Percent of Class Represented by Amount in Row (7)            0.06%


10.          Type of Reporting Person (See Instructions)

                     PN

CUSIP NO.   None                                     14D-1


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.           Citizenship or Place of Organization

                     Florida

7.           Aggregate Amount Beneficially Owned by Each Reporting Person     5


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                             --

9.           Percent of Class Represented by Amount in Row (7)            0.06%


10.          Type of Reporting Person (See Instructions)

                     PN

CUSIP NO.   None                                     14D-1


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.           Citizenship or Place of Organization

                     Florida

7.           Aggregate Amount Beneficially Owned by Each Reporting Person     5


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                             --

9.           Percent of Class Represented by Amount in Row (7)            0.06%


10.          Type of Reporting Person (See Instructions)

                     PN

CUSIP NO.   None                                     14D-1


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             MACKENZIE PATTERSON VALUE FUND 5, LLC

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                  (a)      __
                                                                  (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6.           Citizenship or Place of Organization

                     California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person     5


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                             --

9.           Percent of Class Represented by Amount in Row (7)            0.06%


10.          Type of Reporting Person (See Instructions)

                     OO

CUSIP NO.   None                                     14D-1


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             MACKENZIE PATTERSON SPECIAL FUND, L.P.

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.           Citizenship or Place of Organization

                     California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person     5


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                             --

9.           Percent of Class Represented by Amount in Row (7)             0.06%


10.          Type of Reporting Person (See Instructions)

                     PN

The Schedule 14D-1 filed by the above Bidders on October 15, 1998 and amended November 5, 1998 is further amended as set forth below.

Item 1.      Security and Subject Company.

             (a) This Schedule relates to Units of limited partnership interest (the "Units") in BRAUVIN INCOME PROPERTIES L.P. 6, a Delaware limited partnership(the "Issuer"), the subject company. The address of the Issuer's principal executive offices is 30 N. LaSalle Street, Suite 3100, Chicago, Illinois 60602.

     (b) This Schedule relates to the offer by ACCELERATED HIGH YIELD PENSION INVESTORS, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.; MACKENZIE PATTERSON VALUE FUND 5,LLC; and MACKENZIE PATTERSON SPECIAL FUND, L.P. (collectively the "Purchasers"). The Offer was originally scheduled to expire November 13, 1998, but has been extended and will now expire December 7, 1998. The Purchasers have offered to purchase up to 784 Units at a purchase price equal to $475 per Unit, less the amount of any distributions declared or made with respect to the Units between October 15, 1998 (the "Offer Date") and December 7, 1998 or such other date to which this Offer may be further extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 15, 1998 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Issuer had 7,842.5 Units issued and outstanding held by approximately 601 Unitholders as of December 31, 1997, according to its annual report on Form 10-K for the year then ended.

             (c) The information set forth under the captions "Introduction - Establishment of the Offer Price" and "Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 2.      Identity and Background.

             (a)-(d) The information set forth in "Introduction," "Certain Information Concerning the Purchasers" and in Schedule I and the Addendum of the Offer to Purchase is incorporated herein by reference.

             (e)-(g) The information set forth in "Certain Information Concerning the Purchasers" and Schedule I and the Addendum in the Offer to Purchase is incorporated herein by reference. During the last five years, neither the Purchasers nor, to the best of the knowledge of the Purchasers, any person named on Schedule I and the Addendum to the Offer to Purchaser nor any affiliate of the Purchasers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

Item 3.    Past Contacts, Transactions or Negotiations with the Subject Company.

             (a)-(b) See the discussion under the caption "Certain Information Concerning the Purchasers" in the Offer to Purchase for information concerning purchases of Units by certain of the Purchasers and their affiliates. Other than the foregoing, since January 1, 1993, there have been no transactions between any of the persons identified in Item 2 and the Issuer or, to the knowledge of the Purchaser, any of the Issuer's affiliates or general partners, or any directors or executive officers of any such affiliates or general partners.

Item 4.      Source and Amount of Funds or Other Consideration.

             (a) The information set forth under the caption "Source of Funds" of the Offer to Purchase is incorporated herein by reference.

             (b)-(c) Not applicable.

Item 5.      Purpose of the Tender Offer and Plans or Proposals of the Bidder.

             (a) - (g) The information set forth under the caption "Future Plans" in the Offer to Purchase is incorporated herein by reference. Other than as set forth therein, the Purchasers have no plans or proposals that would relate to or would result in any of the transactions, changes or other results described in Item 5(a) through (g) of Schedule 14D-1.

             (f)     Not applicable.

Item 6.      Interest in Securities of the Subject Company.

             (a) and (b) The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

             The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference.

Item 8.      Persons Retained, Employed or To Be Compensated.

             None.

Item 9.      Financial Statements of Certain Bidders.

             Not applicable.

Item 10.     Additional Information.

             (a)     None.

             (b)-(c) The information set forth in "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

             (d)     None.

             (e)     None.

             (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

Item 11.     Material to be Filed as Exhibits.

             (a)(6)  Press Release

             (a)(7)  Letter to Unit holders dated November 13, 1998

             (b)-(f) Not applicable.

                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       November 13, 1998


ACCELERATED HIGH YIELD PENSION INVESTORS, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P..

By MacKenzie Patterson, Manager

             By:     /s/ C, E, Patterson
                     C.E. Patterson,  President

ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


MACKENZIE PATTERSON VALUE FUND 5,LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


MACKENZIE PATTERSON SPECIAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

                                  EXHIBIT INDEX


Exhibit              Description                                           Page

(a)(6)       Press Release

(a)(7)       Letter to Unit holders dated November 13, 1998